

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Via U.S. Mail and Facsimile

William J. McGurk
President and Chief Executive Officer
Rockville Financial New, Inc.
25 Park Street
Rockville, CT 06066

>   **Re: Rockville Financial New, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 27, 2010**
>   **File No. 333-169439**

Dear Mr. McGurk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 27, 2010

Compensation Discussion and Analysis

Incentive Compensation, page 125

1. Please revise to disclose targets or goals other than net income that were established for 2009 incentive compensation. Alternatively, revise to clarify, if accurate, that no other performance targets or goals were established.

William J. McGurk
Rockville Financial New, Inc.
November 1, 2010
Page 2

Certain Relationships and Related Transactions, page 143

2. We note your response to comment 16 in our letter dated October 12, 2010. We are
    unable to locate the disclosure required by Item 404(b) of Regulation S-K. Please advise.

    You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn,
Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the
financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202)
551-3583 or me at (202) 551-3434 with any other questions.

                                                    Sincerely,

                                                    Michael R. Clampitt
                                                    Senior Counsel

cc: William W. Bouton III, Esq.
        Robert J. Metzler II, Esq.
            Hinckley, Allen & Snyder LLP